04013385

Aud 11-1-2004

SO

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5 Ⓐ
PART III

SEC FILE NUMBER
8- 31311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babcock & Brown Financial Co., LLC

OFFICIAL USE ONLY

RECD S.E.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OCT 2 9 2004

FIRM I.D. NO.

    2 Harrison Street, 6th Floor

                                      (No. and Street)

    San Francisco, CA 94105

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  James Jaworski   (415) 512-1515
                                                     (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Ernst & Young LLP

                            (Name – if individual, state last, first, middle name)

    555 California Street, Suite 1700   San Francisco, CA   94104
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

NOV 02 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Nancy J. Hitchings_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Babcock and Brown Financial Co., LLC_____, as of __December 31_____, 20 __03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__Not applicable_____

_____

JEFF RUSSELL
Commission # 1290586
Notary Public - California
San Francisco County
My Comm. Expires Jan 13, 2005

_____
Signature

__President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



STATEMENT OF FINANCIAL CONDITION

Babcock & Brown Financial Co. LLC
Year Ended December 31, 2003 (restated)
with Report of Independent Auditors

Babcock & Brown Financial Co. LLC

Statement of Financial Condition

Year ended December 31, 2003 (restated)

Contents



☐ **Ernst & Young** LLP
Suite 1700
555 California Street
San Francisco, California 94104

☐ Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

To the Member and Board of Directors
Babcock & Brown Financial Co. LLC

We have audited the accompanying statement of financial condition of Babcock & Brown Financial Co. LLC (the "Company") as of December 31, 2003 (restated). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Babcock & Brown Financial Co. LLC at December 31, 2003 (restated), in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, the statement of financial condition for the year ended December 31, 2003, has been restated.

Ernst + Young LLP

February 20, 2004
except for Note 2 as to which the date is
October 15, 2004

Babcock & Brown Financial Co. LLC

Statement of Financial Condition

December 31, 2003 (restated)

Assets

Cash and cash equivalents	$ 2,109,976
Fees receivable	449,652
Total assets	$ 2,559,628

Liabilities and member's equity

Unearned income	$ 1,051,500
Payable to affiliate, net	625,620
Accounts payable	3,878
Accrued liabilities	34,975
Tax payable	4,184
Total liabilities	1,720,157
Member's equity	839,471
Total liabilities and member's equity	$ 2,559,628

See accompanying notes.

Babcock & Brown Financial Co. LLC

Notes to Statement of Financial Condition

December 31, 2003 (restated)

1. Summary Description of Business Activities

Babcock & Brown Financial Co. LLC, a Delaware limited liability company ("the Company"), is a wholly-owned subsidiary of Babcock & Brown LP ("BBLP").

The Company is a registered broker-dealer with both the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company's broker-dealer activities primarily consist of leveraged leases and associated debt and partnership transactions, and also include a limited number of private placements (including Regulation D offerings) of debt and equity and brokered Rule 144A transactions. BBLP and its other affiliates represent a combined global investment banking and structured finance organization.

2. Restatement of Previously Reported Results

Subsequent to the issuance of the 2003 Statement of Financial Condition, the Company determined that its accounting for fee income was not correct. To correct the error, the 2003 Statement of Financial Condition has been restated as follows: (i) fees receivable was reduced by $575,000, (ii) unearned income increased by $1,051,500, (iii) payable to affiliate, net decreased by $975,000, and (iv) member's equity was reduced by $650,000.

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Summary of Significant Accounting Policies (continued)

Cash

The Company considers all highly liquid investments with maturity of three months or less or less at the date of purchase to be cash equivalents. The Company's cash and cash equivalents include deposits at banks and an investment in a money market fund.

Income Taxes

For income tax purposes, effective with its formation on January 1, 2000, the Company has elected to be treated as a partnership for tax purposes and accordingly, the income of the Company will be included in the returns of its member. The Company is liable for California limited liability company fees based on gross income (i.e., revenues) and for certain state franchise taxes.

4. Net Capital Requirement

As a registered broker and dealer with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, both as defined by the Rule. At December 31, 2003, the Company had net capital of $380,910, which was $265,639 in excess of its required net capital of $115,271. The Company had aggregate indebtedness of $1,720,157 at December 31, 2003. The Company's ratio of aggregate indebtedness to net capital was 4.54 to 1.

5. Transactions with Affiliate

The Company has entered into a Service and Cost Sharing Agreement ("the Agreement") with BBLP, the terms of which allow that BBLP charge the Company, via a service charge, for administration and transaction expenses incurred on the Company's behalf. A payable of $1,521,025 for such services was outstanding at December 31, 2003. Netted against the payable to BBLP are certain fees receivable from BBLP for brokerage and other advisory services.

6. Regulatory Requirements

In management's opinion, BBFC LLC was exempted from the provisions of the SEC's Customer Protection Rule 15c3-3 for the year ended December 31, 2003, because it does not hold customer funds or securities.

7. Member's Equity

The debt, obligations, and liabilities of the Company are solely the debt, obligations, and liabilities of the Company, and the member is not obligated for any such debt, obligation or liability solely by reason of being a member, except to the extent of their member equity or other contractual agreement.